UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

KAYDON CORPORATION

(Name of Subject Company)

KAYDON CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

486587 108

(CUSIP Number of Class of Securities)

Debra K. Crane

Vice President, Administration and Secretary

Kaydon Corporation

Suite 300, 2723 South State Street

Ann Arbor, Michigan

48104 (734) 747-7025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Elizabeth Noe

Paul Hastings LLP

1170 Peachtree St., Suite 100

Atlanta, GA 30309

(404) 815-2287

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Kaydon Corporation, a Delaware corporation (the “Company” or “Kaydon”), on September 16, 2013, as amended by the Schedule 14D-9/A filed with the SEC by the Company on September 26, 2013 (as may be further amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Atlas Management, Inc., a Delaware corporation (“Parent”), through its wholly owned subsidiary Dublin Acquisition Sub Inc., a Delaware corporation (“Acquisition Sub”), to purchase all of the outstanding shares of Company Common Stock, at a purchase price of $35.50 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 16, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), as required by the Agreement and Plan of Merger, dated as of September 5, 2013, by and among Parent, Acquisition Sub and the Company (the “Merger Agreement”).

The information in the Schedule 14D-9 is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Explanatory Note: As contemplated by the proposed settlement of certain litigation described in Item 8 of the Schedule 14D-9 under the heading “Legal Proceedings”, as further described below, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. The defendants deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law but have agreed to provide these additional disclosures as part of the proposed settlement. As noted below, none of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing.

Item 4, “The Solicitation or Recommendation—Background of Offer and Merger” is hereby amended and supplemented as follows:

By amending and restating the sixth paragraph on page 17 in its entirety as follows:

“On July 29 and 30, 2013, Mr. O’Leary, Mr. Johnstone and other senior members of management of both companies, met in New York City and discussed the business and operations of Kaydon and the process for SKF to submit an offer. Also in attendance at these meetings were the outside legal counsel and financial advisers for Kaydon and SKF. During the course of meetings from March 2013 to July 2013, SKF received materials concerning Kaydon’s expected 2013 operating results and future business plans, as well as several key trends in the Company’s industries (the “Management Presentation”). Among other things, the Management Presentation, which was prepared for discussions with SKF, noted several key trends in the Company’s industry, including the following: (i) gradual recovery remains underway across certain of the Company’s end markets, and notably, across the North American economy; (ii) restoration of operating leverage in the Company’s FCP Segment was well underway as gross and operating margins are recovering faster than anticipated; (iii) with reduced concentration in wind, benefits of cost controls and impact of mix shift is dropping to the Company’s bottom line as expected; and (iv) through June 2013, wind business has bottomed with clear indications of marginal upside and potential opportunity sooner than anticipated. The Management Presentation stated that 2014E and 2015E have not been revised to reflect improved trends in 2013. The Company has made this same Management Presentation available to potential interested buyers in the ongoing go-shop process.”

By inserting, above the first full paragraph on page 20, the following paragraph:

“The Company was considering several strategic alternatives simultaneously with its discussions with SKF, including numerous acquisitions. As part of this ongoing process, the Company held discussions with several nationally recognized investment banking firms other than Barclays. In connection with these discussions, the Company’s management undertook thorough reviews, including assessments of the accretive and dilutive effects of certain acquisitions and the potential impact of additional indebtedness, which it presented to the Board. At the time of the Board’s decision to enter into the Merger Agreement, the Company was actively reviewing other potential acquisitions, but discontinued these reviews upon entry of the Merger Agreement.”

Item 4, “The Solicitation or Recommendation—Financial Projections,” is hereby amended and supplemented as follows:

By inserting, at the end of the second paragraph on page 23, the following sentence:

“The Company’s financial projections do not include any assumptions for acquisitions.”

By amending and restating the table at the top of page 24 in its entirety as follows:

The following are the Company’s Strategic Plans:

	H2 2013E	2014E	2015E	2016E	2017E
	($ in millions)
Revenue	$250	$522	$557	$595	$635
Adjusted EBITDA[1]	$55	$129	$147	$164	$181
EBIT	$40	$98	$117	$135	$152
Restructuring / Amortization of Actuarial Loss / Other	$3	$6	$4	$3	$3
Depreciation and Amortization	$12	$25	$26	$26	$27
Taxes / Tax rate	29.1%	30.8%	30.8%	30.8%	30.8%
Capital Expenditures	$10	$22	$20	$17	$16
Changes in Working Capital	($6)	$6	($1)	$3	$2
Changes in Other Operating Assets / Liabilities	($5)	($11)	($2)	$0	$0
Share Repurchase to Offset Dilution	$1	$1	$1	$1	$1
Free cash flow[2]	$41	$76	$89	$97	$112

(1)	Adjusted EBITDA is defined as net income (loss) before net interest (income)/expense, provision for income taxes, depreciation and amortization of intangible assets and stock-based compensation expense, adjusted to reflect certain items management considers in evaluating operating performance in each period, including restructuring costs and non-cash amortization of previously incurred net actuarial losses related to post-retirement benefit plans.
(2)	Free cash flow from operations derived by Barclays based on financial forecasts provided by Company management as Adjusted EBITDA less restructuring, amortization of actuarial loss and other charges, less depreciation and amortization, less taxes on the resulting sum, plus depreciation and amortization, less capital expenditures, less changes in working capital, less changes in other operating assets and liabilities, less share repurchases to offset dilution.

“An estimate of 2018 Adjusted EBITDA of $187 million was derived using the 2017 Company’s Strategic Plans Adjusted EBITDA of $181 million and a growth rate of 3%”

By amending the first sentence of the third paragraph under Financial Projections on page 23 to read in its entirety as follows:

“The Company Strategic Plans were largely prepared during the fourth quarter of 2012 based on information available at that time using various assumptions and estimates, with updating of the plan only conducted for 2013 for actual results for the first six months of the year and updated assumptions and estimates for the second six months of 2013.”

By inserting, in place of the full paragraph on page 24, in its entirety, the following:

“In connection with its evaluation of the Offer (but not as a basis for the opinion delivered by Barclays), the Board also considered the Company’s results of operations since the date of the Company Strategic Plans, the Company’s current financial condition, global economic conditions generally and in the industries and markets in which the Company competes, and a variety of other factors relating to the Company’s current and potential future operations. The Company’s management also reviewed with the Board the assumptions underlying the Company Strategic Plans and discussed various factors relating to those assumptions and to potential positive and negative changes to the assumptions underlying the Company Strategic Plans following the date of its preparation. One scenario that the Board discussed (which we refer to herein as the “Sensitivity Case”) included the following assumptions: (i) that revenue compound annual growth rate remained constant throughout the projection period, (ii) 2014 Adjusted EBITDA would reach $115 million and grow through 2017 until the estimated Adjusted EBITDA reached 26.5% of revenues, (iii) that working capital levels as a percentage of sales remained unchanged throughout such time period and (iv) that capital expenditures as a percentage of sales also remained unchanged throughout such time period. While the Company’s management determined that such assumptions were reasonable, the Board’s analysis of the Offer relative to such assumptions and other assumptions reviewed with the Board did not involve a mid-year re-forecasting of the Company’s Company Strategic Plans, and the Sensitivity Case was produced for the Board for informational purposes only. For the Sensitivity Case, an estimate of 2018 Adjusted EBITDA of $159 million was derived using the Sensitivity Case 2017 Adjusted EBITDA of $154 million and a growth rate of 3%.”

Item 4, “The Solicitation or Recommendation—Opinion of Barclays Capital Inc.,” is hereby amended and supplemented as follows:

By inserting, at the end of the third paragraph on page 27, the following language:

“Management and Barclays had discussions regarding general economic conditions as well as macroeconomic and business conditions pertinent to the Company’s industry in the context of their review of the Company’s Strategic Plan. Based on those discussions, Barclays modeled financial forecasts for the Sensitivity Case. Management then reviewed such Sensitivity Case financial forecasts and determined that they were a reasonable alternate case for the Company assuming less optimistic assumptions in the Company’s business prospects. Because of concerns about the confidentiality of the sales process and the time-consuming nature of re-forecasting the Company Strategic Plan, management was not able to and did not conduct a bottoms-up analysis to develop the Sensitivity Case financial forecasts. The Board, in turn, relied on management’s view that the Sensitivity Case financial forecasts represented an acceptable alternate case scenario for the Company. The Sensitivity Case was produced for the Board for informational purposes only and not as a basis for the opinion delivered by Barclays. In performing its financial analyses and in arriving at its opinion, Barclays utilized and relied upon the Company Strategic Plans financial forecasts.”

By inserting, after the Discounted Cash Flow Analysis section, on page 32, the following language:

“In rendering its opinion, Barclays also performed certain other analyses, as set forth below, which were solely for informational purposes and were not part of its fairness determination.

Benchmarking Analysis

Barclays reviewed the annual growth rate of estimated revenue and the year-over-year change in estimated EBITDA margin, in each case, for fiscal years 2014 and 2015 for the selected comparable companies and a composite index, referred to below as the Diversified Group, comprised of the following diversified industrial companies: Parker-Hannifin Corporation, Dover Corporation, Ingersoll-Rand plc, Honeywell International Inc., 3M Company, Danaher Corporation, Emerson Electric Co., Eaton Corporation plc, Rockwell Automation, Inc., United Technologies Corporation, General Electric Company and Illinois Tool Works Inc. Barclays then compared such data to the annual growth rate of estimated revenue and year-over-year change in estimated Adjusted EBITDA margin for the Company during the same periods based on the Company Strategic Plans, the Sensitivity Case and research consensus estimates. The results of this benchmarking analysis are summarized below.

	2014 Revenue Growth	2015 Revenue Growth	Year-over- Year Change in 2014 EBITDA Margin	Year-over- Year Change in 2015 EBITDA Margin
Actuant Corporation	5.3%	N/A *	0.3%	N/A *
Graco Inc.	8.0%	5.9%	1.0%	0.5%
IDEX Corporation	5.6%	6.2%	0.3%	0.5%
Nordson Corporation	6.3%	7.1%	1.4%	N/A *
RBC Bearings Incorporated	8.1%	5.8%	1.2%	1.7%
Rexnord Corporation	5.2%	3.7%	0.9%	0.4%
Roper Industries, Inc.	7.5%	9.2%	0.7%	(0.5%)
SKF AB	6.1%	5.1%	1.5%	1.0%
The Timken Company	7.7%	7.7%	1.1%	0.7%
Diversified Group	4.4%	4.6%	1.6%	0.6%
Kaydon (Company Strategic Plans)	9.1%	6.8%	3.1%	1.6%
Kaydon (Sensitivity Case)	5.0%	5.0%	1.2%	2.1%
Kaydon (Consensus Estimates)	6.9%	3.3%	0.3%	(0.1%)

*	Data not available.

Transaction Premium Analysis

Barclays reviewed the premiums paid in selected cash consideration transactions from January 1, 2010 to August 31, 2013 involving U.S. companies valued between $500 million and $2 billion. For each transaction, Barclays calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s following historical share prices: (i) the highest intraday trading price during the 52-week period prior to announcement, (ii) the closing price one trading day prior to announcement, (iii) the closing price 30 days prior to announcement and (iv) the closing price 90 days prior to announcement. The median premium observed for each time period listed above were 10.5%, 27.2%, 35.4% and 48.2%, respectively.”

By restating the last paragraph on page 28, inclusive of the table on page 29, in its entirety as follows:

“Barclays calculated and compared various financial multiples and ratios of the Company and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed the ratio of each company’s enterprise value to estimated EBITDA for fiscal year ending 2014. The enterprise value of each company was obtained by adding its short- and long-term debt to the sum of the market value of its common equity and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data (including FactSet and Capital IQ) and closing prices, as of September 3, 2013, the last trading date prior to the delivery of Barclays’ opinion. The multiples derived from results of this selected comparable company analysis are summarized set forth below.”

Selected Comparable Company	Enterprise Value/ 2014 Estimated EBITDA
Actuant Corporation	10.5x
Graco Inc.	12.2x
IDEX Corporation	10.9x
Nordson Corporation	11.2x
RBC Bearings Incorporated	10.7x
Rexnord Corporation	8.4x
Roper Industries, Inc.	12.4x
SKF AB	8.3x
The Timken Company	6.2x
Kaydon (FactSet and Capital IQ Consensus estimates)	9.8x
Kaydon (Company Strategic Plans)	7.9x

By restating the fourth full paragraph on page 31 in its entirety as follows:

“To calculate the estimated enterprise value of the Company using the discounted cash flow method, Barclays added (i) the Company’s projected after-tax unlevered free cash flows from operations for fiscal years 2013 through 2017 based on the Company Strategic Plans (as set forth under “Item 4(iii) Financial Projections”) to (ii) the “terminal value” of the Company as of December 31, 2017, and discounted such amount to its present value using a range of selected discount rates. For purposes of this analysis, stock-based compensation was treated as a non-cash expense. The residual value of the Company at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based on the Company’s estimated Adjusted EBITDA for fiscal year ending December 31, 2018, which was estimated to be approximately $187 million (as set forth under “Item 4(iii) Financial Projections”), of 8.0x to 9.0x, which was derived by analyzing the results from the selected comparable company analysis and the historical trading multiples for the Company and selected comparable companies, and applying such range to the Company Strategic Plans. The range of after-tax discount rates of 10% to 11% was selected based on an analysis of the weighted average cost of capital of the Company and the selected comparable companies.”

By restating the first full paragraph on page 32 in its entirety as follows:

“In addition, solely for informational purposes, Barclays also performed a discounted cash flow analysis using the range of discount rates and terminal value multiples described above based on the Sensitivity Case. See “Item 4(iii) Financial Projections” above for the free cash flow from operations based on the Sensitivity Case, which Sensitivity Case included estimated Adjusted EBITDA for fiscal year ending December 31, 2018 of $159 million. This discounted cash flow analysis yielded an implied valuation range for Company Common Stock of $30.25 to $34.75 per share (per share values were rounded to the nearest $0.25 increment), compared to the consideration of $35.50 per share of Company Common Stock.”

Item 8, “Additional Information—Legal Proceedings,” is hereby amended and supplemented as follows:

By inserting, at the end of the section titled “—Legal Proceedings” on page 38, the following paragraph:

“On October 7, 2013, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing, the parties to the Actions, reached an agreement-in-principle to provide certain supplemental disclosures set forth herein (the “Supplemental Disclosures”). In exchange, the plaintiffs will withdraw their motion for preliminary injunction.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAYDON CORPORATION

By:	/s/ Debra K. Crane
Name: Debra K. Crane
Title: Vice President, Administration and Secretary

Dated: October 8, 2013